3Q24 Investor Presentation

October 23, 2024


United
Community

United
Community Banks, Inc.

Disclosures

CAUTIONARY STATEMENT

This Investor Presentation contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In general, forward-looking statements usually may be identified through use of words such as “may,” “believe,” “expect,” “anticipate,” “intend,” “will,” “should,” “plan,” “estimate,” “predict,” “continue” and “potential,” or the negative of these terms or other comparable terminology. Forward-looking statements are not historical facts and represent management’s beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial condition to differ materially from those expressed in or implied by such statements.

Factors that could cause or contribute to such differences include, but are not limited to general competitive, economic, political, regulatory and market conditions. Further information regarding additional factors which could affect the forward-looking statements contained in this press release can be found in the cautionary language included under the headings “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in United’s Annual Report on Form 10-K for the year ended December 31, 2023, and other documents subsequently filed by United with the United States Securities and Exchange Commission (“SEC”).

Many of these factors are beyond United’s ability to control or predict. If one or more events related to these or other risks or uncertainties materialize, or if the underlying assumptions prove to be incorrect, actual results may differ materially from the forward-looking statements. Accordingly, shareholders and investors should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date of this communication, and United undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. New risks and uncertainties may emerge from time to time, and it is not possible for United to predict their occurrence or how they will affect United.

United qualifies all forward-looking statements by these cautionary statements.

NON-GAAP MEASURES

This Investor Presentation includes financial information determined by methods other than in accordance with generally accepted accounting principles (“GAAP”). This financial information includes certain operating performance measures, which exclude merger-related and other charges that are not considered part of recurring operations, such as "noninterest income – operating", “noninterest expense – operating,” “operating net income,” “pre-tax, pre-provision income,” “operating net income per diluted common share,” “operating earnings per share,” “tangible book value per common share,” “operating return on common equity,” “operating return on tangible common equity,” “operating return on assets,” “return on assets - pre-tax pre-provision - operating,” “return on assets - pre-tax, pre-provision,” “operating efficiency ratio,” and “tangible common equity to tangible assets.”

These non-GAAP measures are included because United believes they may provide useful supplemental information for evaluating United’s underlying performance trends. Further, United’s management uses these measures in managing and evaluating United’s business and intends to refer to them in discussions about United’s operations and performance. These measures should be viewed in addition to, and not as an alternative to or substitute for, measures determined in accordance with GAAP, and are not necessarily comparable to non-GAAP measures that may be presented by other companies. To the extent applicable, reconciliations of these non-GAAP measures to the most directly comparable measures as reported in accordance with GAAP are included with the accompanying financial statement tables.

United Community Banks, Inc.

Company Overview

$27.4 BILLION IN TOTAL ASSETS

$3.1 BILLION IN AUA[1]

13.1% CET1 RBC[2]

$18.0 BILLION IN TOTAL LOANS

$23.3 BILLION IN TOTAL DEPOSITS

$0.24 QUARTERLY COMMON DIVIDEND

202 BANKING OFFICES ACROSS THE SOUTHEAST



Regional Full-Service Branch Network
National Navitas and SBA Markets
UCBI Banking Offices
CLARKSVILLE
NASHVILLE
JACKSON
MEMPHIS
KNOXVILLE
JOHNSON CITY
WINSTON-SALEM
DURHAM
GREENSBORO
RALEIGH
ASHEVILLE
CHARLOTTE
FAYETTEVILLE
CHATTANOOGA
GREENVILLE
WILMINGTON
HUNTSVILLE
FLORENCE
MYRTLE BEACH
ATHENS
COLUMBIA
BIRMINGHAM
ATLANTA
AUGUSTA
TUSCALOOSA
MACON
CHARLESTON
HILTON HEAD ISLAND
COLUMBUS
MONTGOMERY
SAVANNAH
ALBANY
DOTHAN
MOBILE
VALDOSTA
PENSACOLA
DESTIN
TALLAHASSEE
JACKSONVILLE
PANAMA CITY
ORLANDO
TAMPA
SARASOTA
FORT LAUDERDALE
NAPLES
MIAMI
TN
NC
SC
GA
AL
FL

J. D. POWER

#1 IN CUSTOMER SATISFACTION with Consumer Banking in the Southeast in 2024

MOST TRUSTED RETAIL BANK in the Southeast Region

GREENWICH EXCELLENCE AWARDS

15 awards for outstanding performance in small business and middle market banking in 2023
- Coalition Greenwich

BEST BANKS TO WORK FOR

in 2023 for the seventh consecutive year
- American Banker

Premier Southeast Regional Bank – Committed to Service Since 1950

- ✓ Metro-focused branch network with locations in the fastest-growing MSAs in the Southeast
- ✓ 191 branches, 11 LPOs, and 3 MLOs across six Southeast states; Top 10 deposit market share in GA and SC

Extended Navitas and SBA Markets

- ✓ Navitas subsidiary is a technology-enabled, small-ticket, essential-use commercial equipment financing provider
- ✓ SBA business has both in-footprint and national business (4 specific verticals)

Note: See Glossary located at the end of this presentation for reference on certain acronyms
(1) Adjusted for the contracted sale of FinTrust Capital Advisors, closed Oct 1st, 2024
(2) 3Q24 regulatory capital ratio is preliminary

3Q24 Highlights

$0.38
Diluted earnings per share – GAAP

$0.57
Diluted earnings per share – operating(1)

0.67%
Return on assets – GAAP

1.01%
Return on assets – operating(1)

1.50%
Return on assets – PTPP – operating(1)

2.35%
Cost of deposits

27%
DDA / Total Deposits

5.20%
Return on common equity – GAAP

11.17%
Return on tangible common equity – operating(1)

65.5%
Efficiency ratio – GAAP

57.4%
Efficiency ratio – operating(1)

3.33%
Net interest margin

$19.66
TBV per share

Other 3Q notable items:

$2.7 mm
MSR write-down

$0.9 mm
Unrealized equity gains

$0.7 mm
BOLI gains


Diluted Earnings Per Share
$0.39
$0.45
$0.54
$0.58
$0.38
$0.57
3Q23
2Q24
3Q24
GAAP
Operating(1)


Return on Average Assets
0.68%
0.79%
0.97%
1.04%
0.67%
1.01%
3Q23
2Q24
3Q24
GAAP
Operating(1)


Book Value Per Share
$25.87
$17.70
$27.18
$19.13
$27.68
$19.66
3Q23
2Q24
3Q24
GAAP
Tangible


PTPP Return on Average Assets
1.31%
1.44%
1.44%
1.54%
1.07%
1.50%
3Q23
2Q24
3Q24
PTPP
Operating(1)

(1) See non-GAAP reconciliation table slides in the exhibits to this Presentation for a reconciliation of operating performance measures to GAAP performance

Hurricane Helene Impact – Flooding in Western NC



Branch Locations
Watauga
Avery
Mitchell
Yancey
Madison
Mc Dowell
Buncombe
Haywood
Swain
Graham
Jackson
Henderson
Rutherford
Polk
Transylvania
Cherokee
Macon
Clay
Special Reserve Counties in light blue

Special Reserve Counties Exposure ($ millions)

County	Deposits	Outstanding Loans
Henderson	$171	$117
Buncombe		87
Transylvania	158	56
Avery	85	50
Yancey	94	31
Mitchell	305	22
McDowell		9
Polk		8
Rutherford		4
Total	**$813**	**$383**

Community Support

- ✓ 170 employees in Western NC across 19 branches
  - ✓ All branches are now open
- ✓ $350 thousand UCB Foundation donation toward community relief efforts

Financial Impact

- ✓ $9.9 million reserve increase for Hurricane Helene related losses on $383 million of loans in nine affected counties
  - ✓ Reserve in affected counties increased from 0.93% in 2Q24 to 3.50% in 3Q24
  - ✓ Loans in affected counties are comprised of $219 million 1-4 family, $49 million HELOC, and $114 million commercial and other

Manufactured Housing ("MH") Loan Portfolio Sale Impact

Transaction Description

- ✓ On August 30, 2024, we closed on the divestiture of approximately $318 million of manufactured housing ("MH") loans, a business acquired in the acquisition of Reliant Bancorp, Inc.
- ✓ Buyer is 21st Mortgage Corporation, the leading manufactured housing lender in the country backed by Berkshire Hathaway and a trusted platform with the ability to maintain continuity of service to the former United Community customers

Portfolio Sale Impact

$ in millions, except per share	Pre-Tax	After Tax	After Tax Per Share
Total Loss on Sale	$ (24.4)	$ (19.2)	$ (0.16)
Other Transaction Adjustments, Net [(1)]	(2.8)	(2.2)	(0.02)
Total Impact	**$ (27.2)**	**$ (21.4)**	**$ (0.18)**

Transaction Rationale

- ✓ Exiting the business enables management to focus on core operations and to allocate capital to other growth opportunities
- ✓ Conclusion of 3Q23 strategic decision to cease originations
- ✓ Reduces United's risk profile as these loans represent less than 2% of United's total loans outstanding but account for 11% of United's YTD net charge-offs and 17.4% of nonaccrual loans
- ✓ Eliminates the need for dedicated MH overhead, including a specialized servicing function
- ✓ Creates additional liquidity and balance sheet flexibility

3Q24 Financial Impact

- ✓ The loss on sale results in a $21.4 million after-tax loss in fee income ($0.18)
  - ✓ Includes the impact of an $11.0 million net charge-off due to the estimated credit losses in the MH transaction, which was equal to the 2Q24 reserve for MH loans
  - ✓ The $11.0 million transaction-related net charge-off for MH loans adds 0.24% to our quarterly net charge-offs, taking the total to 0.52% of loans
- ✓ Slightly accretive to risk-based capital ratios (CET1 increased by 6 bps)
- ✓ 8 bps reduction in TCE
- ✓ Approximately neutral to projected earnings after reinvestment of proceeds

(1) Includes net impact of reversals and write-offs of accrued interest, deferred fees, and certain receivables as well as transaction related expenses

Outstanding Deposit Franchise

3Q24 Change in Customer Deposits

$ in millions



$22,818
($69)
$158
($32)
$225
($21)
$23,080
2Q24 Total Customer Deposits
Noninterest-bearing
NOW
Savings
MMA
Time
3Q24 Total Customer Deposits

3Q24 Public Funds Δ	Noninterest-bearing	NOW	Savings	MMA	Time
	($22.7)	$52.2	($0.0)	$8.5	$4.0

Customer Deposit Growth

- ✓ Total deposits were up $271 million, or 4.7% annualized, from 2Q24
  - ✓ Core transaction deposits up $244 million, or 5.9% annualized, from 2Q24
  - ✓ Public funds of $2.8 billion were up seasonally $42 million from 2Q24
- ✓ DDA% remained unchanged from 2Q24 at 27% of total deposits

Deposit Costs Reached Inflection Point in 3Q24



0.07%
0.06%
3.65%
0.49%
5.25%
2.24%
5.25%
2.35%
5.18%
2.35%
4Q21
4Q22
4Q23
2Q24
3Q24
Fed Target Average
UCBI Cost of Deposits

Continued Stabilization of Deposit Costs

- ✓ Cost of deposits flat in 3Q24 with a reduction in interest-bearing deposits offset by continued mix change toward promotional money market accounts
- ✓ ~75% of time deposits mature within 6 months

Deposit Trends

Total Deposit Mix Trend



$ in billions
$22.9
$23.3
$23.3
$23.0
$23.3
$6.8
$6.5
$6.4
$6.3
$6.2
30%
28%
27%
27%
27%
$16.1
$16.8
$16.9
$16.7
$17.0
3Q23
4Q23
1Q24
2Q24
3Q24
Interest-Bearing Deposits
Noninterest-Bearing Deposits
% Noninterest-Bearing Deposits

- ✓ Deposits are granular with a $34,000 average account size and are diverse by industry and geography
- ✓ Business deposits of $8.9 billion and personal deposits of $11.3 billion in 3Q24
  - ✓ The remaining $3.1 billion of deposits are predominantly comprised of public funds

Time Deposit Maturities



$ in millions
$1,498
4.05%
$52
4.22%
$1,096
3.77%
3.68%
1.72%
$487
$237
$148
4Q24
1Q25
2Q25
3Q25
Beyond
Core
Brokered
Weighted Avg Rate

Customer Deposit Granularity



$ in actual
$75,865
$76,419
$77,546
$74,568
$75,977
$19,956
$20,594
$20,304
$20,006
$20,033
3Q23
4Q23
1Q24
2Q24
3Q24
Personal Deposits Avg Acct Size
Business Deposits Avg Acct Size

Well-Diversified Loan Portfolio

3Q24 Loan Portfolio Growth, Ex. MH Sale



$ in millions
$18,211
($319)
$62
$201
($251)
Largely Commercial Construction to CRE
$32
$28
$17,964
2Q24 Total Loans
Manufactured Housing
C&I
CRE
Construction
Mortgage / Consumer
Other
3Q24 Total Loans

3Q24 Total Loans $18.0 Billion



Commercial Construction
10%
Home Equity
6%
Residential Construction
1%
Other Consumer
1%
Residential Mortgage
18%
40%
C&I
24%
CRE

Quarter Highlights

- ✓ Loan shrinkage primarily driven by $318 million sale of the MH portfolio
- ✓ Senior Care portfolio down $38 million, or 11%, from 2Q24
- ✓ Excluding the MH sale, loan growth of 1.5% annualized
- ✓ Construction and CRE ratios as a percentage of total RBC were 67% and 203%, respectively
- ✓ Top 25 relationships totaled $912 million, or 5.1% of total loans
- ✓ SNCs outstanding of $242 million, or 1.3% of total loans
- ✓ Project lending limit of $35 million
- ✓ Conservative relationship lending limits driven by risk grades

Note: C&I includes Commercial & Industrial, Owner Occupied CRE, and Equipment Financing

Balance Sheet Strength – Liquidity and Capital

Loans / Core Deposits %


97%
80%
79%
79%
80%
78%
3Q23
4Q23
1Q24
2Q24
3Q24
United
KRX Peer Median

- ✓ Substantial balance sheet liquidity and above-peer capital ratios
- ✓ $6.4 billion securities portfolio offers significant near- and medium-term cash flow opportunities
- ✓ FHLB borrowings remained at zero in 3Q24
- ✓ 0.7% of total deposits are brokered in 3Q24, compared to 3.4% for the KRX peer median

Tangible Common Equity / Tangible Assets %


8.2%
8.4%
8.5%
8.8%
8.9%
7.8%
3Q23
4Q23
1Q24
2Q24
3Q24
United
KRX Peer Median

Common Equity Tier 1 RBC %*


12.2%
12.2%
12.4%
12.8%
13.1%
11.7%
3Q23
4Q23
1Q24
2Q24
3Q24
United
KRX Peer Median

*3Q24 regulatory capital ratio is preliminary

Capital

Risk-Based Capital Ratios


14.5%
1.9%
0.5%
12.2%
14.5%
1.9%
0.4%
12.2%
14.6%
1.8%
0.4%
12.4%
15.1%
1.8%
0.5%
12.8%
14.2%
1.9%
0.6%
11.7%
15.3%
1.8%
0.5%
13.1%
3Q23
4Q23
1Q24
2Q24
2Q24 KRX Peer Median
3Q24*
CET1
Additional Tier 1
Tier 2

Tangible Book Value Per Share


$19.13
$0.38
($0.25)
$0.37
$0.03
$19.66
2Q24 TBV
GAAP Earnings
Dividends (1)
Change in AOCI
Other
3Q24 TBV

- ✓ 3Q24 regulatory risk-based capital ratios increased from 2Q24 and remained above peers
- ✓ The leverage ratio increased 6 bps to 9.99%, as compared to 2Q24
- ✓ Quarterly common dividend increased to $0.24 per share during the quarter, up 4% vs. prior quarter
- ✓ Redeemed $8 million in Trust Preferred securities in 3Q24 with an ~8.50% blended rate
- ✓ Net unrealized securities losses in AOCI improved by $47.8 million to $197 million in 3Q24
- ✓ AFS securities portfolio of $4.0 billion with a 2.1 year duration
- ✓ TCE of 8.93% increased 15 bps from 3Q24
  - ✓ MH loan sale decreased TCE by 8 bps in 3Q24
  - ✓ FinTrust sale is expected to increase TCE by 5 bps in 4Q24

*3Q24 regulatory capital ratios are preliminary

(1) Dividends include both common and preferred dividends

Net Interest Revenue / Margin[1]

Net Interest Revenue & Net Interest Margin



$ in millions
$202.6
$208.7
$209.2
3.24%
3.37%
3.33%
3.15%
3.28%
3.26%
3Q23
2Q24
3Q24
Net Interest Revenue
Net Interest Margin(1)
Core Net Interest Margin(2)

- ✓ Net interest revenue increased $0.5 million from 2Q24
- ✓ Core net interest margin, excluding purchase loan accretion, was down 2 bps to 3.26%
  - ✓ MH sale decreased NIM by 1 bp from 2Q24, but these economics were generally offset in provision and expenses
- ✓ Purchased loan accretion totaled $4.4 million and contributed 7 bps to the margin, down 2 bps from 9 bps in 2Q24
- ✓ In 3Q24, purchased $457 million in securities with an average yield of 5.35%, while $155 million in securities ran off at an average yield of 2.70%
- ✓ Approximately $7.8 billion, or 44%, of total loans and $2.0 billion, or 30%, of total securities, including hedging activities, are variable rate and reprice or mature within one year

3Q24 NIM Down 4 bps



3.37%
(0.01%)
(0.02%)
(0.01%)
3.33%
2Q24 NIM
Mix / Rate
Loan Accretion
Manufactured Housing
3Q24 NIM

Yields & Costs



6.02%
6.15%
6.24%
6.43%
6.42%
3.24%
3.19%
3.20%
3.37%
3.33%
2.94%
3.16%
3.23%
3.27%
3.25%
2.88%
2.91%
3.04%
3.21%
3.28%
3Q23
4Q23
1Q24
2Q24
3Q24
Loan Yield
NIM
Securities Yield
Cost of IBL

(1) Net interest margin is calculated on a fully-taxable equivalent basis
(2) Core net interest margin excludes purchased loan accretion

Noninterest Income - Operating



$ in millions
$32.0
$28.6
$37.2
$36.6
$35.3
$6.3
$2.7
$6.5
$6.2
$10.3
$8.8
$2.2
$6.0
$2.0
$9.6
$12.6
$1.5
$6.3
$7.5
$9.3
$11.5
$1.3
$6.4
$6.8
$10.6
$13.4
$1.5
$6.3
$3.5
$10.5
3Q23
4Q23 (1)
1Q24 (1)
2Q24
3Q24 (1)
Service Charges
Mortgage
Brokerage / Wealth Mgmt
Loan sale gains
Other

Linked Quarter

- ✓ GAAP noninterest income was down $28.5 million to $8.1 million, primarily due to the loss on the sale of our MH loan portfolio
- ✓ On an operating basis, noninterest income decreased $1.3 million from 2Q24
  - ✓ Mortgage volume increased seasonally
  - ✓ Mortgage fees decreased primarily due to a $3.3 million negative swing in the MSR mark
  - ✓ Other noninterest income was up $1.9 million, due to a $1.0 million increase in customer swap fees and $0.7 million of BOLI gains
- ✓ Sold $11.4 million of SBA loans and $21.1 million of Navitas loans, resulting in $1.5 million of loan sale gains in the quarter

Year-over-Year

- ✓ Noninterest income increased $3.3 million from 3Q23
  - ✓ Mortgage rate locks of $306 million in 3Q24 compared to $304 million in 3Q23
  - ✓ Mortgage income down due to a negative MSR mark of $2.7 million in 3Q24 vs. a positive $1.1 million in 3Q23
  - ✓ Other income increased $7.1 million, including $2.9 million of investment gains and $1.2 million higher customer swap fees

(1) See non-GAAP reconciliation table slides in the exhibits to this Presentation for a reconciliation of operating performance measures to GAAP performance

Noninterest Expense

Efficiency Ratio



66.3%
65.5%
61.3%
60.5%
59.7%
58.1%
57.4%
59.6%
59.2%
57.1%
57.4%
3Q23
4Q23
1Q24
2Q24
3Q24
GAAP
Operating(1)
KRX Peer Median

- ✓ The GAAP efficiency ratio was unfavorably impacted by the one-time sale of the MH portfolio
- ✓ The operating efficiency ratio was relatively flat from the prior quarter and prior year

Noninterest Expense



$ in millions
$144.5
$135.3
$154.6
$138.8
$145.0
$140.4
$147.0
$140.6
$143.1
$140.9
3Q23
4Q23
1Q24
2Q24
3Q24
GAAP
Operating(1)

- ✓ GAAP noninterest expense improved $3.9 million compared to 2Q24, mostly due to unusual items in 2Q24
- ✓ Operating noninterest expense was relatively flat quarter-over-quarter
  - ✓ Lower compensation expense due to higher group medical insurance costs in the prior quarter and expense initiatives resulting in lower headcount, offset by digital banking and card services expense timing

(1) See non-GAAP reconciliation table slides in the exhibits to this Presentation for a reconciliation of operating performance measures to GAAP performance

Credit Quality

Net Charge-Offs as % of Average Loans



0.17%
0.12%
0.00%
-0.03%
0.07%
0.04%
0.17%
0.10%
0.20%
0.15%
0.59%
0.49%
0.22%
0.05%
0.28%
0.16%
0.26%
0.15%
0.52%
0.45%
2020 2021 2022
1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24
United
United Excl. Navitas

- ✓ 3Q24 net charge-offs of $23.7 million, or 0.52% of loans annualized
  - ✓ The MH transaction necessitated an estimate of lifetime expected losses, which translated into $11.0 million, or 0.24% of the 0.52% total. MH charge-offs not related to the transaction contributed 0.01% to the 0.52% total.
    - ✓ The $11.0 million was equal to the reserve that had previously been set aside for losses
  - ✓ Navitas losses improved and contributed 0.12% of the 0.52%
  - ✓ Bank net charge-offs, excluding MH and Navitas, were flat to 2Q24
- ✓ Nonperforming assets improved $1.8 million during the quarter and were 0.64% of total loans, flat from 2Q24
- ✓ Past due loans improved $14.1 million during the quarter and were 0.19% of total loans, a decrease of 7 bps from 2Q24
- ✓ Higher risk loans, defined as special mention plus substandard accruing, increased 0.2% from 2Q24 to 3.0%

Nonperforming Assets & Past Due Loans as a % of Total Loans



0.55%
0.18%
0.28%
0.06%
0.29%
0.18%
0.43%
0.31%
0.60%
0.18%
0.50%
0.21%
0.51%
0.29%
0.58%
0.28%
0.64%
0.26%
0.64%
0.19%
2020 2021 2022
1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24
NPAs (%)
Past Dues (%)

Special Mention & Substandard Accruing Loans as a % of Total Loans



2.6%
1.5%
2.6%
1.4%
1.6%
1.3%
1.6%
1.4%
1.5%
1.2%
1.5%
1.4%
1.6%
1.1%
1.6%
1.3%
1.5%
1.3%
1.7%
1.3%
2020 2021 2022
1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24
Special Mention (%)
Substandard Accruing (%)

Allowance for Credit Losses

Allowance for Credit Losses (ACL) Walk-Forward


$ in thousands
$224,740
($960)
($1,491)
($10,993)
($12,658)
$973
$6,016
$9,892
$215,518
2Q24 ACL
Loan Growth/ Mix Changes
Unfunded Commitments
MH Transaction NCOs
Other NCOs
Specific Reserve
Model Impact/ NCO Re-fill
Hurricane Helene
3Q24 ACL

Allowance for Credit Losses (ACL)


$ in millions
1.21%
1.22%
1.22%
1.23%
1.20%
$220
$224
$224
$225
$216
3Q23
4Q23
1Q24
2Q24
3Q24
ACL - Allowance for Credit Losses $
ACL - Allowance for Credit Losses / Loans %

- ✓ The GAAP loan loss provision of $14.4 million included a $9.9 million provision increase for the $383 million in loans in the nine NC counties that experienced significant flooding due to Hurricane Helene
- ✓ An $11.0 million portion of the MH transaction loss flowed through net charge-offs
  - ✓ Equal to the reserve that had previously been set aside for losses
- ✓ Favorable changes in the economic forecast resulted in the provision, excluding the impact of the Hurricane Helene special reserve, being less than net charge-offs

Note: ACL includes the reserve for unfunded commitments

3Q24 INVESTOR PRESENTATION
Exhibits

United
Community Banks, Inc.

Average Deposit Costs

$ in billions; rates annualized	3Q23		4Q23		1Q24		2Q24		3Q24	
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
DDA	$6.9	N/A	$6.7	N/A	$6.4	N/A	$6.3	N/A	$6.2	N/A
NOW	$5.3	2.67%	$6.0	2.96%	$6.1	3.06%	$5.9	3.01%	$5.8	2.98%
MMDA	$5.6	3.31%	$5.8	3.49%	$5.9	3.46%	$6.1	3.55%	$6.3	3.57%
Savings	$1.3	0.26%	$1.2	0.24%	$1.2	0.24%	$1.2	0.24%	$1.1	0.24%
Time	$3.5	3.55%	$3.6	3.86%	$3.6	4.02%	$3.5	4.05%	$3.5	3.97%
Total Interest-bearing	$15.9	2.91%	$16.7	3.14%	$16.8	3.21%	$16.7	3.24%	$16.8	3.23%
Total deposits	**$22.8**	**2.03%**	**$23.2**	**2.24%**	**$23.2**	**2.32%**	**$23.0**	**2.35%**	**$23.0**	**2.35%**

Navitas Performance

Navitas Portfolio

$ in millions



8.85%
8.80%
8.79%
8.88%
8.99%
9.12%
9.25%
9.30%
9.43%
9.58%
9.64%
$1,148
$1,211
$1,281
$1,374
$1,447
$1,510
$1,534
$1,543
$1,544
$1,581
$1,603
1Q22
2Q22
3Q22
4Q22
1Q23
2Q23
3Q23
4Q23
1Q24
2Q24
3Q24
Navitas Loans $
Portfolio Yield %

- ✓ Navitas represents 9% of total loans
- ✓ Navitas ACL / Loans of 2.86%
- ✓ Navitas 3Q24 NCOs of 1.34% annualized, or $5.3 million
- ✓ Of the $5.3 million of losses, $1.5 million came from the Long Haul Trucking segment as the book shrank to just $29 million
- ✓ Excluding Long Haul Trucking losses, Navitas losses were slightly improved at 0.97% of total Navitas loans, down 5 bps from 2Q24

Net Charge-Offs & Weighted Average FICO Scores



745
748
750
750
751
751
752
752
754
755
756
757
758
759
0.74%
0.85%
0.32%
0.10%
0.31%
0.36%
0.50%
0.93%
0.69%
1.62%
2.05%
1.66%
1.42%
1.34%
2019
2020
2021
1Q22
2Q22
3Q22
4Q22
1Q23
2Q23
3Q23
4Q23
1Q24
2Q24
3Q24
NCOs % - Navitas
Weighted Average FICO - Total Portfolio

Navitas Portfolio Concentrations by State



11%
10%
10%
6%
4%
61%
CA
TX
FL
NY
GA
Other States

Selected Portfolios – Office

Top 10 MSAs by Note Current Balance + Unfunded Commitment – Weighted Avg. LTV 61.7%



$ in millions
Atlanta, GA
LTV 61.9%
$122.4
Charleston, SC
LTV 62.8%
$98.9
Miami, FL
LTV 44.1%
$68.5
Raleigh, NC
LTV 65.9%
$58.5
Orlando, FL
LTV 66.3%
$48.6
Greenville, SC
LTV 65.7%
$42.4
Chattanooga, TN
LTV 70.6%
$39.2
Nashville, TN
LTV 74.1%
$32.6
Charlotte, NC
LTV 60.6%
$25.4
Ft. Lauderdale, FL
LTV 59.0%
$19.8

3Q24 Portfolio Characteristics

Outstanding	$810.0 million
% of Total Loans	4.5%
Average Loan Size	$1.4 million
Median Loan Size	$0.6 million
Largest Loan Size	$16.0 million
Top 100	$481.6 million
30 + Days Past Due	$173 thousand
Special Mention	$12.3 million
Substandard Accruing	$23.2 million
Nonaccruals	$0

Collateral Type – Top 100 Outstanding



37%
63%
Medical Office
Non-Medical Office

Top 100 Loans Outstanding of $481 million, or 59% of the total Office portfolio

Location Segment – Top 100 Outstanding



7%
12%
2%
79%
CBD - Class A
CBD - Class B
CBD - Class C
Non-CBD

Maturity Schedule – Total Portfolio Outstanding



$ in millions
17% matures in 2024 - 2025
$35
$104
$121
$86
$97
$367
2024
2025
2026
2027
2028
2029 +
Fixed
Floating

Selected Portfolios – Multi-Family

Top 10 MSAs by Note Current Balance + Unfunded Commitment – Weighted Avg. LTV 50.3%

$ in millions



Atlanta, GA
LTV 42.4%
$115.3
Raleigh, NC
LTV 39.9%
$111.3
Nashville, TN
LTV 52.5%
$107.0
Charleston, SC
LTV 45.5%
$91.8
Greenville, SC
LTV 52.6%
$66.9
Jacksonville, FL
LTV 38.1%
$53.5
Charlotte, NC
LTV 47.3%
$52.7
Tampa, FL
LTV 49.7%
$39.6
Birmingham, AL
LTV 34.6%
$37.2
Cape Coral, FL
LTV 68.9%
$31.7

3Q24 Portfolio Characteristics

Outstanding	$906.0 million
% of Total Loans	5.0%
Average Loan Size	$2.6 million
Median Loan Size	$0.4 million
Largest Loan Size	$31.5 million
Top 100	$822.0 million
30 + Days Past Due	$0
Special Mention	$16.7 million
Substandard Accruing	$2.5 million
Nonaccruals	$0

Project Status – Top 100 Commitments



23%
52%
24%
Construction
Lease-Up
Stabilized

Top 100 Loans Outstanding of $822 million, or 91% of the total Multi-Family portfolio

Maturity Schedule – Total Portfolio Outstanding

$ in millions



35% matures in 2024 - 2025
$62
$256
$211
$221
$49
$107
2024
2025
2026
2027
2028
2029 +
Fixed
Floating

Selected Portfolios – Senior Care

Investment CRE – Senior Care Outstanding

$ in millions



$518
$465
$442
$408
$410
$394
$388
$382
$369
$355
$317
$144
$135
$124
$111
$91
$108
$102
$87
$97
$32
$11
$73
$65
$60
$79
$106
$106
$102
$113
$105
$148
$146
1Q22
2Q22
3Q22
4Q22
1Q23
2Q23
3Q23
4Q23
1Q24
2Q24
3Q24
Substandard $
Special Mention $
Pass $

3Q24 Portfolio Characteristics

Outstanding	$317.0 million
% of Total Loans	1.8%
Average Loan Size	$7.2 million
Median Loan Size	$5.7 million
Largest Loan Size	$30.4 million
30 + Days Past Due	$0
Special Mention	$11.0 million
Substandard Accruing	$115.2 million
Nonaccruals	$30.8 million

Maturity Schedule – Total Portfolio Outstanding

$ in millions

58% matures in 2024 - 2025



$62
$121
$64
$17
$12
$41
2024
2025
2026
2027
2028
2029 +
Fixed
Floating

Mortgage Activity Trends

Mortgage Locks & Sales

$ in millions



$304
2.9%
$223
2.4%
$260
2.9%
$295
3.0%
$306
2.8%
$108
$114
$126
$145
$172
3Q23
4Q23
1Q24
2Q24
3Q24
Mortgage locks $
Loans sold $
Gain on sale %

- ✓ Rate locks were $306 million compared to $295 million in 2Q24, driven primarily by seasonality
- ✓ 89% of locked loans were fixed rate mortgages, which were either sold in 3Q24 or are contemplated to be sold once closed
- ✓ Sold $172 million in 3Q24, up $27 million from $145 million sold in 2Q24
- ✓ Potential headwind in 4Q24 related to Hurricane Helene impact within our footprint
  - ✓ Property inspections required ahead of loan sales
- ✓ Gain on sale down slightly in 3Q24 due to product mix

Mortgage Locks - Purchase vs. Refinance



87%
13%
87%
13%
80%
20%
84%
16%
79%
21%
3Q23
4Q23
1Q24
2Q24
3Q24
Purchase
Refinance

- ✓ Purchase volume remained the primary driver of originations at 79% of the total
  - ✓ Pickup in refi volume due to rate environment

Footprint Focused on High-Growth Southeast MSAs

Top 10 MSAs - % of Total Deposits


Myrtle Beach, SC
2.0%
Charlotte, NC
2.1%
Orlando, FL
2.3%
Knoxville, TN
2.8%
Gainesville, GA
3.2%
Raleigh, NC
3.7%
Miami, FL
5.3%
Nashville, TN
5.4%
Greenville, SC
8.8%
Atlanta, GA
21.9%

Fastest Growing Major Southeast MSAs (1)	UCBI's % of Total Deposits	'23 – '28 Proj. Pop. Growth %	'23 – '28 Proj. HHI. Growth %
1) Raleigh, NC	3.73%	7.40	11.77
2) Jacksonville, FL	0.52%	6.89	14.35
3) Orlando, FL	2.31%	6.35	10.63
4) Nashville, TN	5.43%	6.12	12.44
5) Charlotte, NC	2.07%	5.80	14.66
6) Tampa, FL	0.12%	5.19	11.68
7) Atlanta, GA	21.85%	4.68	14.16
8) Richmond, VA	--	3.88	12.78
9) Washington, DC	--	2.72	11.66
10) Virginia Beach, VA	--	2.25	14.75
11) Miami, FL	5.30%	1.95	10.76
12) Birmingham, AL	0.73%	1.60	10.87

Fastest Growing Mid-Sized Southeast MSAs (2)	UCBI's % of Total Deposits	'23 – '28 Proj. Pop. Growth %	'23 – '28 Proj. HHI. Growth %
1) Myrtle Beach, SC	2.04%	9.38	12.44
2) Winter Haven, FL	--	9.37	9.14
3) Fort Myers, FL	--	8.93	11.31
4) Sarasota, FL	0.18%	7.73	12.11
5) Port St. Lucie, FL	0.12%	7.53	11.74
6) Fayetteville, AR	--	6.99	10.18
7) Daytona Beach, FL	--	6.56	10.27
8) Charleston, SC	1.10%	6.32	14.65
9) Huntsville, AL	1.71%	5.93	16.50
10) Melbourne, FL	0.11%	5.29	11.06
11) Greenville, SC	8.81%	4.74	12.63
12) Pensacola, FL	--	4.62	9.92
13) Durham, NC	--	4.52	13.77
14) Knoxville, TN	2.75%	4.10	11.62
15) Columbia, SC	0.21%	3.59	13.59

UCBI MSA Presence

(1) Includes MSAs with a population greater than 1,000,000
(2) Includes MSAs with a population between 500,000 and 1,000,000

Non-GAAP Reconciliation Tables

$ in thousands, except per share data

	3Q23	4Q23	1Q24	2Q24	3Q24
Noninterest Income					
Noninterest income - GAAP	$ 31,977	$ (23,090)	$ 39,587	$ 36,556	$ 8,091
Loss on sale of manufactured housing loans	-	-	-	-	27,209
Gain on lease termination	-	-	(2,400)	-	-
Bond portfolio restructuring loss	-	51,689	-	-	-
Noninterest income - operating	$ 31,977	$ 28,599	$ 37,187	$ 36,556	$ 35,300
Expenses					
Expenses - GAAP	$ 144,474	$ 154,587	$ 145,002	$ 147,044	$ 143,065
Merger-related and other charges	(9,168)	(5,766)	(2,087)	(2,157)	(2,176)
FDIC special assessment	-	(9,995)	(2,500)	764	-
Loss on FinTrust (goodwill impairment)	-	-	-	(5,100)	-
Expenses - operating	$ 135,306	$ 138,826	$ 140,415	$ 140,551	$ 140,889
Diluted Earnings Per Share					
Diluted earnings per share - GAAP	$ 0.39	$ 0.11	$ 0.51	$ 0.54	$ 0.38
Loss on sale of manufactured housing loans	$ -	$ -	$ -	$ -	$ 0.18
Merger-related and other charges	0.06	0.04	0.01	0.01	0.01
Bond portfolio restructuring loss	-	0.32	-	-	-
FDIC special assessment	-	0.06	0.02	-	-
Gain on lease termination	-	-	(0.02)	-	-
Loss on FinTrust (goodwill impairment)	-	-	-	0.03	-
Diluted earnings per share - operating	$ 0.45	$ 0.53	$ 0.52	$ 0.58	$ 0.57
Book Value Per Share					
Book Value per share - GAAP	$ 25.87	$ 26.52	$ 26.83	$ 27.18	$ 27.68
Effect of goodwill and other intangibles	(8.17)	(8.13)	(8.12)	(8.05)	(8.02)
Tangible book value per share	$ 17.70	$ 18.39	$ 18.71	$ 19.13	$ 19.66
Return on Tangible Common Equity					
Return on common equity - GAAP	5.32 %	1.44 %	7.14 %	7.53 %	5.20 %
Loss on sale of manufactured housing loans	-	-	-	-	2.43
Merger-related and other charges	0.82	0.50	0.19	0.20	0.19
Bond portfolio restructuring loss	-	4.47	-	-	-
FDIC special assessment	-	0.86	0.23	(0.07)	-
Lease termination gain	-	-	(0.22)	-	-
Loss on FinTrust (goodwill impairment)	-	-	-	0.46	-
Return on common equity - operating	6.14	7.27	7.34	8.12	7.82
Effect of goodwill and intangibles	2.89	3.31	3.34	3.56	3.35
Return on tangible common equity - operating	9.03 %	10.58 %	10.68 %	11.68 %	11.17 %

Non-GAAP Reconciliation Tables

$ in thousands, except per share data

	3Q23	4Q23	1Q24	2Q24	3Q24
Return on Assets					
Return on assets - GAAP	0.68 %	0.18 %	0.90 %	0.97 %	0.67 %
Loss on sale of manufactured housing loans	-	-	-	-	0.31
Merger-related and other charges	-	0.06	0.03	0.01	0.03
Bond portfolio restructuring loss	-	0.57	-	-	-
FDIC special assessment	0.11	0.11	0.03	-	-
Lease termination gain	-	-	(0.03)	-	-
Loss on FinTrust (goodwill impairment)	-	-	-	0.06	-
Return on assets - operating	0.79 %	0.92 %	0.93 %	1.04 %	1.01 %
Return on Assets to Return on Assets - Pre-tax Pre-provision					
Return on assets - GAAP	0.68 %	0.18 %	0.90 %	0.97 %	0.67 %
Income tax expense (benefit)	0.18	(0.04)	0.27	0.29	0.19
(Release of) provision for credit losses	0.45	0.21	0.19	0.18	0.21
Return on assets - pre-tax, pre-provision	1.31	0.35	1.36	1.44	1.07
Loss on sale of manufactured housing loans	-	-	-	-	0.40
Merger-related and other charges	0.13	0.08	0.04	0.03	0.03
Bond portfolio restructuring loss	-	0.75	-	-	-
FDIC special assessment	-	0.15	0.04	(0.01)	-
Lease termination gain	-	-	(0.04)	-	-
Loss on FinTrust (goodwill impairment)	-	-	-	0.08	-
Return on assets - pre-tax pre-provision - operating	1.44 %	1.33 %	1.40 %	1.54 %	1.50 %
Efficiency Ratio					
Efficiency ratio - GAAP	61.32 %	66.33 %	60.47 %	59.70 %	65.51 %
Loss on sale of manufactured housing loans	-	-	-	-	(7.15)
Merger-related and other charges	(3.89)	(2.47)	(0.87)	(0.88)	(0.99)
FDIC special assessment	-	(4.29)	(1.05)	0.31	-
Lease termination gain	-	-	0.60	-	-
Loss on FinTrust (goodwill impairment)	-	-	-	(2.07)	-
Efficiency ratio - operating	57.43 %	59.57 %	59.15 %	57.06 %	57.37 %
Tangible Common Equity to Tangible Assets					
Equity to assets ratio - GAAP	11.85 %	11.95 %	12.06 %	12.35 %	12.45 %
Effect of goodwill and intangibles	(3.33)	(3.27)	(3.25)	(3.24)	(3.20)
Effect of preferred equity	(0.34)	(0.32)	(0.32)	(0.33)	(0.32)
Tangible common equity to tangible assets	8.18 %	8.36 %	8.49 %	8.78 %	8.93 %

Glossary

ACL – Allowance for Credit Losses	MLO – Mortgage Loan Office
ALLL – Allowance for Loan Losses	MMDA – Money Market Deposit Account
AOCI – Accumulated Other Comprehensive Income (Loss)	MTM – Marked-to-Market
AUA – Assets Under Administration	MSA – Metropolitan Statistical Area
BPS – Basis Points	MSR – Mortgage Servicing Rights Asset
C&I – Commercial and Industrial	NCO – Net Charge-Offs
C&D – Construction and Development	NIM – Net Interest Margin
CECL – Current Expected Credit Losses	NOW – Negotiable Order of Withdrawal
CET1 – Common Equity Tier 1 Capital	NPA – Non-Performing Asset
CRE – Commercial Real Estate	NSF – Non-Sufficient Funds
CSP – Customer Service Profiles	OO CRE – Owner Occupied Commercial Real Estate
DDA – Demand Deposit Account	PCD – Loans Purchased with Credit Deterioration
EOP – End of Period	PPP – Paycheck Protection Program
EPS – Earnings Per Share	PTPP – Pre-Tax, Pre-Provision Earnings
FHA – Federal Housing Administration	RBC – Risk Based Capital
FTE – Fully-Taxable Equivalent	ROA – Return on Assets
GAAP – Accounting Principles Generally Accepted in the USA	SBA – United States Small Business Administration
IBL – Interest-Bearing Liabilities	TCE – Tangible Common Equity
ICS – Insured Cash Sweep	USDA – United States Department of Agriculture
KRX – KBW Nasdaq Regional Banking Index	VA – Veterans Affairs
LPO – Loan Production Office	YOY – Year over Year
MH – Manufactured Housing	